HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, TN 37203
P 615.269.8175
www.healthcarerealty.com

June 20, 2023

VIA EDGAR

Mr. Paul Cline
Mr. Isaac Esquivel
Division of Corporate Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Healthcare Realty Trust Incorporated
Form 10-K for the year ended December 31, 2022
Form 8-K
Filed March 1, 2023
File Nos. 001-35568

Dear Mr. Cline & Mr. Esquivel:
This letter responds on behalf of Healthcare Realty Trust Incorporated, a Maryland corporation (the “Company”), to the letter dated May 5, 2023 (the “Letter”) setting forth comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Form 10-K for the year ended December 31, 2022 (the “10-K”) and related earnings release and supplemental information on Form 8-K (the “8-K”), each filed on March 1, 2023.
The Company provided a response on May 18, 2023 to the letter dated May 5, 2023. In furtherance of the Company’s response on May 18, 2023, the Company hereby provides that it will modify its future disclosure as follows:
•In the Company’s Supplemental Report which is provided in Exhibit 99.2 on its Form 8-K, the Company will
◦Add a prominent explanatory note to provide the reasoning for including the results of Legacy HTA properties into the Company’s same store metrics.
◦Change the moniker of “Same Store” to “Merger Combined Same Store” to add clarity.
◦Add a footnote to all pages that have Merger Combined Same Store metrics indicating that these metrics include Legacy HTA properties that meet the Company-defined same store criteria.
•In the Company’s future periodic reports, the Company will enhance disclosure to explain what properties are included in Merger Combined Same Store and why. In addition, the Company will add further detail in the same store reconciliation on Legacy HR same store NOI.

If you have any questions or comments, please feel free to contact me by telephone at (615) 269-8175.

Sincerely,

/s/ J. Christopher Douglas
J. Christopher Douglas
EVP, Chief Financial Officer